уралсвязьинформ
открытое акционерное общество

614096, Россия, г. Пермь, ул. Ленина, 68
Тел. (3422) 34-12-00, факс (3422) 34-33-36
e-mail: usi@usi.ru internet: www.uralsviazinform.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603
ИНН 5902183094, ОКВЭД 64.20.11, ОКПО 01134530

22.04.2004 № 0031-14-581

На № ______ от ______

82-4545 SUPPL

04024777

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. January 20 – February 13, 2004.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

dlw 5/5

Исп. Roman V. Larin

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

January 20, 2004

Uralsvyazinform effected the first coupon payment on monetary bond issue

On January 20, 2004 Uralsvyazinform effected the first coupon payment on monetary bond issue of 03 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 14.76 % per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 71.05. The total value of payments amounted to RUR 213,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank PromstroyBank, St-Petersburg.

The Company's bond issue was placed with MICEX on July 22, 2003. The Organizers of placement were Renaissance Capital and PromstroyBank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

February 13, 2004

Uralsvyazinform effected the sixth coupon payment on monetary bond issue

On February 13, 2004 Uralsvyazinform effected the sixth coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 % per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations